

November 22, 2013

<u>Via E-mail</u>
David Platt, Ph.D.
Chief Executive Officer
Boston Therapeutics, Inc.
1750 Elm Street, Suite 103
Manchester, NH 03104

> **Re:** **Boston Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 14, 2013**
> **File No. 333-192344**

Dear Dr. Platt:

We have limited our review of your registration statement to the issue we have addressed in the comment below.

<u>Selling Stockholders, page 40</u>

1. Please identify the natural person or persons who have voting or investment control over the shares attributed to CJY Holdings Limited in the footnote disclosure to your selling stockholders table. We refer you to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

David Platt, Ph.D.
Boston Therapeutics, Inc.
November 22, 2013
Page 2

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Austin Stephenson at (202) 551-3192, Daniel Greenspan at (202) 551-3623, or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
Mark A. Katzoff, Esq.
Seyfarth Shaw LLP